



10031373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 24 2010
Washington, DC
110

SEC FILE NUMBER
8- 39465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/2009 (MM/DD/YY) AND ENDING 4/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A. Glynn & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Clayton Road
(No. and Street)

St. Louis (City) | Missouri (State) | 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah W. Mertz, CFO | 314-997-1277 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive 10th Floor (Address) | St. Louis (City) | Missouri (State) | 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman B. Conley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.A. Glynn & Co., as of April 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MARIGOLD BLACK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: Dec. 21, 2011
Commission # 07459046

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.A. GLYNN & CO.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2010
AND
INDEPENDENT AUDITORS' REPORT

Contents

	Page
Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3 - 9

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Report

Board of Directors
J.A. Glynn & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of J.A. Glynn & Co. as of April 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J.A. Glynn & Co. as of April 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Anders Minkler & Diehl LLP

June 16, 2010

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

J.A. Glynn & Co.
STATEMENT OF FINANCIAL CONDITION
April 30, 2010

ASSETS

Deposits with clearing and other organizations	$ 100,000
Receivables from customers	363,263
Securities owned, at fair value:	
Corporate debt	3,231,769
Other	225,611
Property and equipment, at cost less accumulated depreciation and amortization of $649,981	142,081
Deferred tax asset	45,000
Notes receivable	739,873
Other assets	522,258
Total Assets	$ 5,369,855

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Payables to broker-dealers and clearing organizations	$ 159,829
Securities sold, not yet purchased, at fair value	60,441
Accounts payable and accrued expenses	678,563
Income taxes payable	18,286
Total Liabilities	917,119
Stockholders' Equity	
Common stock, $1 par value:	
Authorized - 30,000 shares	
Issued and outstanding - 1,030 shares	1,030
Additional paid-in capital	610,875
Retained earnings	3,840,831
Total Stockholders' Equity	4,452,736
Total Liabilities and Stockholders' Equity	$ 5,369,855

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J.A. Glynn & Co. (the "Company"), founded in 1945, is a registered securities broker-dealer and investment advisory firm. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Nature of Operations

The Company offers a variety of investment services such as financial advisory, security transactions, trading, and portfolio evaluation.

The Company is a fully-disclosed broker-dealer and has entered into an agreement with Pershing LLC ("Pershing") to hold all securities and clear all trades. In accordance with the clearing agreement, the Company is required to maintain a minimum deposit of $100,000 in cash, securities, or combination of both, with Pershing. Pershing also provides credit to the Company at the Pershing Cost of Funds Rate (1.4131 percent at April, 30, 2010), as defined in the agreement, plus 1 percent. The amount of credit provided is limited based on acceptability of collateral and net capital requirements.

New Accounting Pronouncements

Effective in 2009, the Company adopted the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is now the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). While the FASB ASC did not change GAAP, all existing references to authoritative accounting guidance contained in our disclosures are now based on the general accounting topics within the FASB ASC.

Cash and Cash Equivalents

The Company considers investments purchased with an original maturity of three months or less, that are not held for resale in the ordinary course of business, to be cash equivalents.

Securities

Securities owned by the Company are considered trading securities, which are held for resale in anticipation of short-term market movements. These securities consist of debt and marketable equity securities stated at fair value. Securities transactions and commissions are recorded on the trade-date basis. Gains and losses, both realized and unrealized, are included in trading gains and losses.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement.

Carrying amounts of certain financial instruments, such as receivables from customers, accounts payable and accrued expenses, and payables to broker-dealers and clearing organizations, approximate fair value due to their short maturities.

Property and Equipment

Property and equipment, consisting primarily of furniture and equipment and leasehold improvements, is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease.

Income Taxes

Income taxes are provided based on the asset and liability method of accounting pursuant to FASB guidance on accounting for income taxes. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Effective May 1, 2009, the Company adopted guidance issued by the FASB on accounting for uncertainty in income taxes, which requires recognition, measurement, and disclosure of uncertain tax positions recognized in an enterprise's financial statements.

This guidance requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than 50 percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax benefits in the statement of income.

These provisions require Company management to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of the year ended April 30, 2010, the Company did not have a liability for any unrecognized benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next 12 months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At April 30, 2010, the Company's regulatory net capital was $2,177,460 while required minimum net capital was $250,000. The Company's ratio of aggregate indebtedness to net capital was .32 to 1 at April 30, 2010.

C. EMPLOYEE ADVANCES

Notes receivable includes loans to two employees. Payment of these notes is contingent on satisfying certain terms of the employees' employment agreements. The balance of one note was approximately $23,000 including accrued interest at April 30, 2010 and bears interest at 4.84 percent. The Company forgave approximately $22,000 of principal and interest related to the original note during the current fiscal year. The balance of the second note was approximately $294,000 including accrued interest at April 30, 2010 and bears interest at 2.75 percent. The Company forgave approximately $41,000 of principal and interest related to the original note during the current fiscal year.

D. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value accounting guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized within the valuation hierarchy based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority.

Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable.

Level 3 inputs are unobservable and are given the lowest priority.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities Owned and Securities Sold, Not Yet Purchased

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded mutual funds, stock warrants, and other equity securities for which there are quoted prices in active markets. If quoted market prices are not available for a specific security or holding, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services, and relevant broker quotes. Consideration is given to the nature of the quotes and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Company may also use pricing models or discounted cash flows. Securities within this category are classified as Level 2 and primarily include certain corporate debt obligations. In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The Company holds no Level 3 securities as of April 30, 2010.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned at fair value as of April 30, 2010:

Assets	Level 1	Level 2	Level 3	Total
Common stocks/warrants:				
Industrial goods & equipment	$ 52,230	$ -	$ -	$ 52,230
Specialty retail	76,131	-	-	76,131
Communication equipment	12,650	-	-	12,650
Total common stocks/warrants	141,011	-	-	141,011
Exchange-traded funds	84,600	-	-	84,600
Corporate debt	-	3,231,769	-	3,231,769
Total	$ 225,611	$ 3,231,769	$ -	$ 3,457,380
Liabilities				
Securities sold, not yet purchased	$ 59,404	$ 1,037	$ -	$ 60,441

E. LINE OF CREDIT

The Company has a secured line of credit agreement expiring May 14, 2010, which provides for borrowings up to $500,000 at 3.5 percent over the LIBOR - one month rate, which was .3 percent at April 30, 2010, not to be less than 4 percent. This line of credit is collateralized by securities and the personal guarantee of the majority stockholder. At April 30, 2010, no amounts were outstanding under this credit agreement.

In May 2010, the Company renewed its secured line of credit. The agreement provides for borrowings up to $500,000 at 1.4 percent over the LIBOR - one month rate, not to be less than 3.5 percent. This agreement expires April 16, 2011 and is collateralized by securities and the personal guarantee of the majority stockholder.

F. RETIREMENT PLAN

The Company has a contributory retirement savings plan under section 401(k) of the Internal Revenue Code that covers substantially all employees.

G. RELATED PARTY TRANSACTIONS

The Company leases its office space from the majority stockholder of the Company. Payments are $16,667 per month through January 31, 2011. The lease was amended during the current fiscal year reducing rent payments to $11,000 per month from May through October 2009. The lease includes renewal options for three additional three-year periods with scheduled rent increases. Certain other costs associated with the office space including, but not limited to, taxes, insurance, maintenance, repairs, restoration, and utilities are the obligation of the Company.

Notes receivable includes an amount due from a stockholder related to the purchase of shares of the Company's common stock by the stockholder. No principal payments are required on this note until April 2011 in accordance with the stockholder's employment agreement. The note accrues interest at 5 percent annually and is collateralized by 130 shares of the Company's stock. The balance of the note plus accrued interest at April 30, 2010 was approximately $423,000.

H. CONCENTRATIONS

Two customers accounted for 26 percent of receivables at April 30, 2010.

I. INCOME TAXES

Deferred income taxes are computed for temporary differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to amounts that will more likely than not be realized.

Deferred income taxes result from timing differences between the recognition of depreciation for income tax reporting purposes and financial reporting purposes and from certain expenses that are included for financial reporting purposes but not included for income tax purposes.

J. OPERATING LEASES

Minimum future lease payments, including the related party office lease, under non-cancelable operating leases as of April 30, 2010 are $150,003.

K. RESTRICTIVE STOCKHOLDER AGREEMENT

The Company and its stockholders have entered into an agreement to provide for the transfer of common stock of the Company upon the withdrawal or death of any stockholder.

L. SUBSEQUENT EVENTS

Subsequent events were evaluated through June 16, 2010, which is the date the financial statements were available to be issued. As discussed in Note E, the Company renewed its line of credit agreement in May 2010.

J.A. Glynn & Co.
April 30, 2010

In connection with the filing of the Company's Form X-17a-5 as of April 30, 2010, the Statement of Financial Condition at that date is available for examination at the Company's office, 9841 Clayton Road, St. Louis, Missouri, and the offices of the Securities and Exchange Commission, Chicago, Illinois, and Washington, D.C.